

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

Mail Stop 3561

April 7, 2008

Mr. Leon Tempelsman
President and Chief Executive Officer
Lazare Kaplan International Inc.
19 West 44th Street
New York, NY 10036

> **Re:**   **Lazare Kaplan International Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed August 29, 2007**
> **File No. 1-7848**

Dear Mr. Tempelsman:

We have reviewed your response dated March 19, 2008 to our comment letter dated February 7, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended May 31, 2007

Item 9A. Controls and Procedures, page 14

1.   We have reviewed your response to comment three in our letter dated February 7, 2008. In the proposed revision to your disclosure, you state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rules 13a-15(e) and 15d-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information required to be included in [your] periodic SEC filings and ensuring

that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms." In future filings, please also state whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Alternatively, revise to simply state in paragraph two that the officers concluded that your disclosure controls and procedures are effective.

<u>Item 15. Exhibits and Financial Statement Schedules, page 15</u>

2.   We note your response to comment four of our letter dated February 7, 2008. In light of the fact that you have not yet filed an auditor's consent to your Form 10-K, tell us how this affects your use of the prospectus that is part of the registration statement on Form S-8 (file no. 333-98955) or any other registration statement that incorporates by reference your Form 10-K for the period ended May 31, 2007 and the financial statements contained therein.

<u>Exhibit 13 – 2006 Annual Report to Security Holders</u>

<u>Note 10. Investments in Unconsolidated Joint Ventures, page 30</u>

3.   We reviewed your response to comment 11 in our letter dated February 7, 2008. In filing the financial statements of your equity method investees, please refer to Rule 3-09(b) of Regulation S-X and be sure to include financial statements for fiscal years 2006 and 2007. Based on your significance tests, these separate financial statements are required to be audited only for fiscal year 2007.

4.   We have reviewed your response to comment 12 in our letter dated February 7, 2008. Please tell us the name of and your percentage ownership in each equity method investee. Also explain to us why the reported amount of equity method losses in fiscal year 2006 represents over 80% of the combined pre-tax loss of unconsolidated joint ventures in 2006. If your ownership interest in any of these entities is greater than 80%, please explain to us why these entities are not consolidated. Alternatively, if your ownership interest and/or voting rights in these entities are not proportionate to your risk of loss, e.g., you own less than 50% of the entity but you are responsible for 80% of the losses incurred by the entity, please tell us in detail the terms of the joint venture agreements and your consideration as to whether these entities should be consolidated. Tell us the basis in GAAP for your accounting in either case.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief